UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Consensus Cloud Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

720848V105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Ziff Davis, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5.	SOLE VOTING POWER 1,960,607
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,960,607
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,607
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80% [1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]	Based on a total of 20,015,370 shares outstanding as of June 6, 2022 as reported by Consensus Cloud Solutions, Inc. in its prospectus supplement filed on June 9, 2022.

Item 1(a).	Name of Issuer:

Consensus Cloud Solutions, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

700 S. Flower Street, 15th Floor, Los Angeles, California 90017.

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G (this “Statement”) is filed on behalf of Ziff Davis, Inc. (“Ziff Davis”).

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of Ziff Davis is 114 5th Avenue, 15th Floor, New York, New York 10011.

Item 2(c).	Citizenship:

Please refer to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”).

Item 2(e).	CUSIP Number:

720848V105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the filing of this Statement, Ziff Davis may be deemed to be the beneficial owner of 1,960,607 Shares.[2]

Item 4(b).	Percent of Class:

Ziff Davis may be deemed to be the beneficial owner of all of the Shares reported in this Statement, which represent approximately 9.80% of the Issuer’s outstanding Shares. The percentage in the immediately preceding sentence is calculated based on a total of 20,015,370 shares outstanding as of June 6, 2022 as reported by the Issuer in its prospectus supplement filed on June 9, 2022.

[2]

At December 31, 2021, Ziff Davis held 3,960,607 Shares. On June 14, 2022, Ziff Davis completed a debt-for-equity exchange (the “Exchange”), pursuant to which Ziff Davis exchanged 2,000,000 Shares for the prepayment of certain term loans. Immediately following the Exchange, Ziff Davis retained 1,960,607 Shares.

Item 4(c).	Number of Shares as to Which the Person Has:

Ziff Davis has sole power to vote and sole power to dispose of all of the Shares reported in this Statement.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2022	Ziff Davis, Inc.

	By:	/s/ Jeremy Rossen
Name: Jeremy Rossen
Title: Executive Vice President, General Counsel and Secretary